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                                                                     Exhibit 2.4

Via Federal Express (702) 735-5030

                                                March 29, 2000

PERSONAL AND CONFIDENTIAL
-------------------------
Lance Bradford, President
L.L. Bradford &
Company 3980 S. Eastern
Avenue
Las Vegas, NV 89119

Dear Lance:

            The purpose of this Letter of Intent ("Letter of Intent") is to confirm certain non-binding understandings and agreements in principle and certain binding agreements on the part of (i) The Sunderland Company ("Sunderland"); (ii) LL. Bradford & Company. ("LL. Bradford"); and (iii) the owners of the Company (the "Partners"), with respect to the matters described herein (the "Proposed Transaction").

             The parties hereto intend to negotiate to determine if they can reach a mutually satisfactory, definitive, binding agreement ("Master Transaction Agreement"). The Master Transaction Agreement will summarize the arrangements described herein, and the exhibits to the Master Transaction Agreement will consist of the documents necessary to implement the various aspects of the Proposed Transaction. Except for paragraphs 11 through 15, this letter is not intended to and does not constitute a binding agreement among the parties. Any such binding agreement would arise only as a result of the execution and delivery of the Master Transaction Agreement and certain of its exhibits containing terms and conditions satisfactory to each of the parties hereto. No person shall bring any claim against any other person based upon this Letter of Intent as a result of a failure to agree on or enter into the Master Transaction Agreement or (except as expressly contemplated by paragraphs 10 through 14 hereof) otherwise. Consummation of the Proposed Transaction will be subject to a number of conditions.

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L.L. Bradford & Company.
Letter of Intent

1. Structure of Transaction. It is currently contemplated that the Proposed Transaction would be implemented as follows:

      A. Asset Acquisition - Partners transfer all of its non-attest assets and agreed liabilities ("Asset Transfer") to a wholly owned subsidiary of Sunderland ("Subco"), Partners will receive stock in consideration for the assets transferred, The forms of the agreements necessary to effect these transactions will be prepared by Sunderland and will be mutually acceptable to Sunderland and Partners.

      B. Management Services Agreement - Subco will manage the business aspects of the accounting practice of the Partners through the following steps (the forms of documentation for which will be prepared by Sunderland and will be mutually acceptable to Sunderland and the Partners):

           STEP I - The Partners organize a new professional entity ("New PC"). The ownership of this entity will remain with the Partners to conduct their attest practice.

           STEP 2 - Subco will allow the Partners, who will be employed by Subco, to provide their services as deemed necessary to New PC.

           STEP 3 - Subco and New PC enter into a management service agreement to establish the terms, compensation, etc. for the services described in Step 2 above ("Management Services Agreement").

           STEP 4 - Subco will obtain, at its expense, vicarious malpractice insurance and will obtain key man life and disability (or other business continuity) insurance on each of the New PC Partners as named insureds.


                                       2
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L.L. Bradford & Company.
Letter of Intent

      2. Consideration. Subject to due diligence and subject to this Letter of Intent being executed by the parties not later than January 31, 2000, it is anticipated that consideration would be given by Sunderland in the fixed amount of 800,000 common shares of Sunderland ("Total
      Consideration").

      3. Financial Statements. Promptly after signing this letter, the Partners, at Partners's sole expense, will cause the financial statements of Partners to be prepared by Partners and compiled by L.L-Bradford. Partners understand that such financial statements must be prepared and presented in accordance with generally accepted accounting standards (among others, accrual basis of accounting).

      4. Registration Rights. The Partners will have "piggy-back registration rights" to include their Sunderland common stock in registration statements filed by or on behalf of Sunderland under the Securities Act of 1933. The terms of the registration rights will be set forth in the Purchase Agreement, and exhibit to the Master Transaction Agreement.

      5. Management Services Agreement. The Management Services Agreement will initially be executed by and between New PC and Subco and will have an initial term of 40 years. Under the Management Services Agreement, Subco will be the exclusive provider of management services and serve as the administrator of the business functions and business affairs of New PC. Specifically, the manager will provide the use of the Partners on a part-time basis, billing and collection services, supplies, support services, other personnel, financial record keeping and administrative management. New PC will employ all staff and other personnel.

      The manager will be entitled to reimbursement for reasonable expenses incurred on behalf of New PC, and will also be compensated for its services. The compensation payable to the manager and the method of determining such compensation will be determined after completion of due diligence.


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L.L. Bradford &
Company. Letter of Intent

      6. Partner Employment Agreements. Partner's employment agreements will be executed by and between New PC and each Partner ("Partner Employment Agreements"). The Partner Employment Agreements will require each Partner to be a full-time employee of New PC or Sunderland. All professional fees generated and collections received will be the property of New PC. Each Partner will have specific duties and obligations, such as maintaining financial records, promoting the professional practice of New PC, maintaining and improving professional skills and maintaining unrestricted license to practice accounting in the state. New PC will provide health, group disability and group life insurance, Partners' aggregate compensation (including benefits) will be mutually agreed upon prior to closing.

      The initial term of each agreement will be for five years, automatically renewing for one-year terms unless otherwise terminated. Each party will be able to terminate the Partner Employment Agreements under certain conditions.

      7. Non-Competition Arrangements. As part of the agreements executed in connection with the Proposed Transaction, each partner will agree to noncompetition covenants applicable within specified, geographically restricted areas for an initial five-year term. In addition, a non-competition covenant will apply for a one-year period from the last date of employment.

      8. Regulatory Compliance. Consummation of the proposed transactions will be dependent upon a determination by counsel for Sunderland that the transactions are in compliance with appliance federal and state law and regulations. It is the intent of Sunderland that all transactions comply with the intent and spirit of all regulatory and statutory requirements of each state in which Sunderland conducts business. For these reasons, the parties will agree to amend or modify any agreement that has been executed between the parties in the event that there is a material change in a state or federal statutory requirement or regulatory provision that would adversely affect the parties' ability to conduct business as contemplated by the transactions.

      9. Approval. The Proposed Transaction and the form and terms of the Master Transaction Agreement and the exhibits thereto shall be subject to approval by the I boards of directors of Sunderland and by the Partners. Each party recognizes that 'prior to the execution of any Master Transaction Agreement, the other party will be conducting additional due diligence to verify information regarding such party's business and assets. The remits of such due diligence must be satisfactory to each party in its sole discretion.


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L.L. Bradford &
Company. Letter of Intent

      10. Access and Confidentiality. From the date hereof until February 12, 2000 (the "Subject Period"), and thereafter until closing if the Master Transaction Agreement is executed within the Subject Period, each party will permit the officer, employees, agents and advisors of the other party and its affiliates to have reasonable access to the officers, employees, agents, advisors, properties, records and documents of such party, as may be reasonably necessary or appropriate with respect to the investigation and analysis of the Proposed Transaction and preparation of the Master Transaction Agreement.

      11. Public Announcements. Unless otherwise required by applicable law or securities exchange regulations, each party agrees that (a) it will not disclose to any third party (other than such party's officers, directors, partners, affiliates, lenders, advisors, agents and representatives, on a "need-to-know" basis, and, in Sunderland's case, to its affiliated Partners or Partners with whom Sunderland is negotiating or discussing a potential affiliation), and (b) it will not issue a press release or announcement with respect to, the Proposed Transaction or the existence of discussions with respect thereto, in each case without the prior written consent of the other parties.

      12. No Solicitation. Until the expiration of the Subject Period, neither Partners nor any Partners affiliate will directly or indirectly, encourage, solicit or engage in discussions or any negotiations with, or provide any information to, any person or entity (other than the other party hereto or its affiliates) concerning (A) any possible disposition of all or substantially all of the assets contemplated to be transferred to Subco under the terms hereof, (B) any possible merger or consolidation of Partners with any third party, except as otherwise provided herein, (C) any possible arrangement for the management of the business aspects of the accounting practice currently conducted by Partners or (D) any possible arrangement that would prevent or interfere with the consummation of the arrangements contemplated herein.

      13. Expenses. The parties hereto acknowledge that they will incur significant legal, accounting and other out-of-pocket expenses in pursuing the Proposed Transaction. Each of the parties hereto will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Letter of i Intent, regardless of whether the Master Transaction Agreement is executed or the Proposed Transaction is consummated.


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L.L. Bradford &
Company. Letter of Intent

      14. Termination. This Letter of Intent may be terminated at any time by the mutual agreement of all of the parties hereto, and if not sooner terminated, this Letter of Intent shall terminate automatically if the Master Transaction Agreement has not been executed prior to the expiration of the Subject Period. In the event of such termination, neither party shall have any liability or obligation to the other party hereunder, except that the provisions of paragraphs 10 through 13 shall remain in full force and effect.



      15. Choice of Law. The documents for the Proposed Transaction shall be construed, interpreted, and the rights of the parties determined in accordance with the laws of the State of Nevada except with respect to matters of law concerning the internal corporate or partnership entity which is a party to or the subject of this Letter of Intent or Transaction documents, and as to those matters the law of the state of incorporation or organization of the respective entity shall govern.


                                       6
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L.L. Bradford &
Company. Letter of Intent

This Letter of Intent is solely for the benefit of the parties hereto and will not be construed to give rise to or create any liability or obligation to, or to afford any claim or cause of action to, any other person or entity. This Letter of Intent will be superseded in its entirety by the provisions of the Master Transaction Agreement upon the approval and execution thereof.

If the foregoing correctly sets forth our current intentions, please execute two originals of this letter in the space provided below, retain one fully executed original for your files and return the other to the undersigned. This letter may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one instrument.

                                        Sincerely,


                                        THE SUNDERLAND COMPANY


                                        By:
                                           --------------------------

                                        Title:
                                              -----------------------


Accepted and agreed to this ____ day of __________, 2000


L.L. BRADFORD & COMPANY


By:
   --------------------------
   Lance Bradford


Title: Managing Principal